UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File Number: 001-41995

Logistic Properties of the Americas
(Exact name of registrant as specified in its charter)

601 Brickell Key Drive
Suite 800
Miami, FL 33131
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
The following documents attached as exhibits to this Form 6-K: Exhibit 99.1, the unaudited condensed consolidated interim financial statements as of March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and 2025; and Exhibit 99.2, Logistic Properties of the Americas’ Management’s Discussion and Analysis for the period ended March 31, 2026, shall be deemed to be filed and incorporated by reference herein.

This Amendment No. 1 (this “Amendment”) to the Current Report on Form 6-K (the “Initial Report”) of Logistic Properties of the Americas (the “Company”), originally filed with the United States Securities and Exchange Commission on May 13, 2026, is being filed solely to include the following paragraph that was inadvertently omitted from the explanatory note:

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-282421), Form F-3 (File No. 333-286813) and Form F-3 (File No. 333-290711), and shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Amendment is identical to the Initial Report, except as expressly set forth herein, and does not reflect any events occurring after the date of the Initial Report, nor does it modify or update any other information contained therein.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements as of March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and 2025
99.2	Management’s Discussion and Analysis for the period ended March 31, 2026

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logistic Properties of the Americas

By:	/s/ Esteban Saldarriaga
Name:	Esteban Saldarriaga
Title:	Chief Executive Officer
Date: May 19, 2026